Thank you to everyone who participated in the private launch of our Community Investment Round. The response has been truly incredible! We're now opening this opportunity to the public!

We're raising funds to build a platform to help independent craft beverages stay independent, as opposed to selling to multinationals or closing because of the current challenges in our industry.

To fund this new platform, we were inspired by the Green Bay Packers' community ownership model. We're introducing a similar concept and are selling stock to the public for the first time in 24 years through Wefunder.

We invite you to review this opportunity to own a piece of brewing history!

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Wefunder Overview

Community Investment Round Now Open to the Public!

Investing now open to the public

Thank you for your interest in our investment opportunity at Left Hand Brewing Company. The response to our private community investment round through Wefunder has exceeded our expectations. We're almost 40% to reaching our goal!

We're now excited to announce that our community investment round is now open to the public. Please take a moment and watch this short video for more details.

Together, we will significantly support independent businesses in our community!

Cheers,
Eric Wallace
Co-Founder & CEO
Left Hand Brewing Company

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form Cis filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Left Hand Wefunder Page

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We appreciate your support!

Thank you for reserving your investment in Left Hand Brewing Company through Wefunder. Please take a moment and watch this short video with next steps.

Together, we will significantly support independent businesses in our community!

Cheers,
Eric Wallace
Co-Founder & CEO
Left Hand Brewing Company

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form Cis filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Left Hand Wefunder Page

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Thank you for your interest in supporting independent business!

Naomi, Eric & Noel Wallace

We appreciate you standing up for independent business in our community, like Left Hand Brewing, through signing our investor interest form.

You can now own a piece of Left Hand and brewing history by purchasing stock with a $500-$25K investment through Wefunder. The money raised will support our development of a consolidation platform for other independent craft beverage companies that don't want to sell out to multinationals or close their doors.

We invite you to visit our Wefunder page and learn more about the details of this opportunity and to reserve your investment. Together, we will significantly support independent businesses in our community!

Cheers,
Eric Wallace
Co-Founder & CEO
Left Hand Brewing Company

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Left Hand Wefunder Page

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Thank you for your interest in our investment opportunity at Left Hand Brewing Company. You are among the first to have access to this opportunity through Wefunder, a respected platform that allows investors to fund small businesses and start-ups.

As you've heard and will see in detail on Left Hand's Wefunder page, we're raising funds to create a consolidation platform for a select number of independent craft beverage companies, helping them stay independent instead of selling to multinationals or closing down.

Follow the link to the Wefunder site to learn more and to reserve your chance to invest. Together, we can make a significant impact supporting both independent businesses and our communities!

If you have specific questions after reviewing our Wefunder page, please direct them to accounting@lefthandbrewing.com.

Cheers,
Eric Wallace
Co-Founder & CEO
Left Hand Brewing Company

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form Cis filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Left Hand Wefunder Page

View this email in your browser

Thank you to those who have already reserved their investment on Wefunder. This is a friendly reminder to review the site before the public launch on 7/31/2024. Cheers!

Thank you for your interest in our investment opportunity at Left Hand Brewing Company. You are among the first to have access to this opportunity through Wefunder, a respected platform that allows investors to fund small businesses and start-ups.

As you've heard and will see in detail on Left Hand's Wefunder page, we're raising funds to create a consolidation platform for a select number of independent craft beverage companies, helping them stay independent instead of selling to multinationals or closing down.

Follow the link to the Wefunder site to learn more and to reserve your chance to invest. Together, we can make a significant impact supporting both independent businesses and our communities!

If you have specific questions after reviewing our Wefunder page, please direct them to accounting@lefthandbrewing.com.

Cheers,
Eric Wallace
Co-Founder & CEO
Left Hand Brewing Company

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form Cis filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Left Hand Wefunder Page

View this email in your browser

Thank you again to those who have already reserved their investment on Wefunder. We are overwhelmed by the positive response! This is your final reminder to review the site before the public launch on 7/31/2024. Cheers!

Thank you for your interest in our investment opportunity at Left Hand Brewing Company. You are among the first to have access to this opportunity through Wefunder, a respected platform that allows investors to fund small businesses and start-ups.

As you've heard and will see in detail on Left Hand's Wefunder page, we're raising funds to create a consolidation platform for a select number of independent craft beverage companies, helping them stay independent instead of selling to multinationals or closing down.

Follow the link to the Wefunder site to learn more and to reserve your chance to invest. Together, we can make a significant impact supporting both independent businesses and our communities!

If you have specific questions after reviewing our Wefunder page, please direct them to accounting@lefthandbrewing.com.

Cheers,
Eric Wallace
Co-Founder & CEO
Left Hand Brewing Company

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form Cis filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Left Hand Wefunder Page